January 4, 2007

Mr. John M. Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E
Washington, D.C. 20549

Re:	Lifetime Brands, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for the Fiscal Quarter Ended March 31, 2006
Form 10-Q for the Fiscal Quarter Ended June 30, 2006
Form 10-Q for the Fiscal Quarter Ended September 30, 2006
File No. 000-19254

Dear Mr. Hartz:

This letter sets forth the responses of Lifetime Brands, Inc. (“Lifetime” or the “Company”) to the comments contained in your letter dated December 27, 2006 relating to the above referenced periodic reports filed with the Securities and Exchange Commission (the “Commission”). The comments of the Commission are set forth in bold/italicized text below, and the Company’s responses are set forth in plain text immediately beneath each comment.

Form 10-K for the Year Ended December 31, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 35

1.	We note your response to prior comment 1 with regards to your assessment that there are no accounting consequences related to the restrictions on the sale or transfer of the accelerated shares upon the adoption of SFAS 123R. Please tell us if these shares contain any service conditions associated with them. In other words, please tell us whether your employees would be able to keep these options and exercise them subsequent to the date of the original vesting date, even if your employees left the company. If not, tell us how you considered these conditions in accounting for these options upon adoption of SFAS 123R.

The accelerated stock options, as with all stock options granted by the Company, give the employees ninety days after termination (for reasons other than cause) to exercise any vested options.

Financial Statements

Note B – Acquisitions, Disposals and Licenses, page F-11

2.	We note your response to prior comment 2 and do not believe that estimating a loss before income taxes based on a projected loss for your Salton significance test is appropriate. Further, it is unclear how you made a business decision to purchase certain components of Salton without the ability to review its historical financial information. In addition, we are not persuaded that the disclosure of pro forma information pursuant to paragraphs 54-55 of SFAS 141 is immaterial. However, we note that you will be filing your 2006 Form 10-K by March 2007 and that this filing will contain a full year of Salton consolidated with the rest of your operations. As such, we have no further comment at this time. However, in future acquisitions and filings, please ensure that you obtain this information in order to correctly assess significance and to provide pro forma financial information to the extent it is material.

In future acquisitions and filings, the Company will ensure that it obtains this information in order to correctly assess significance and to provide pro forma financial information to the extent it is material.

Note F – Business Segments, page F-21

3.	We note your response to prior comment 4 indicating that you will disclose the information required by paragraph 37 of SFAS 131 for two product categories – housewares products and home décor. However, your basis for determining that you only have two product categories remains unclear. Specifically, we note your disclosures in Item 1 of your Form 10-K and note A of your financial statements, which discuss your business based on six main product categories: kitchenware, tabletop, cutlery and cutting boards, bakeware and cookware, pantryware and spices, and bath accessories. Your disclosures in Item 1A of your Form 10-K also indicate that each of these six product categories are affected by different factors, such as your more limited experience with your tabletop category as compared to your other categories. We also note your disclosures in Item 7 of your Form 10-K, which indicate that your product categories have affected your overall performance differently, such as your disclosure that your net sales for 2005 increase significantly due to increased sales of your cutlery products. Accordingly, in future filings, please disclose the information required by paragraph 37 of SFAS 131 with respect to the six product categories listed above.

Further to our previous response, please note that many kitchenware, cutlery, cutting board, bakeware, cookware and pantryware items are sold individually as well as in sets containing items from other product categories, resulting in revenue being commingled among the product categories. Three examples are; we sell paring knives in clam shell packaging with a peeler and the revenue is included in the kitchenware product category, we sell a number of different knife sets in a carousel with kitchen gadgets and the revenue is included in the cutlery & cutting board category and we sell roasting pans with a carving knife set and the revenue is included in the bakeware & cookware product category. In addition, certain items in a product category are sold under different product categories by different retailers. For example, supermarket retailers sell certain individual knives that are packaged in a hanging card in the same wall display as kitchen gadgets, and the revenue is included in the kitchenware category. Accordingly, we believe that disclosing the information required by paragraph 37 of SFAS 131 for the six product categories that we have previously disclosed would produce an inaccurate and misleading measure of our business. To accurately report the information required by paragraph 37 of SFAS 131, we do believe that we should modify the presentation of our product categories in future filings. In our previous response, we discussed that we would disclose two product categories, housewares products and home décor. However, after further consideration, we believe that the housewares products category should be broken down further into food preparation and tabletop. The food preparation category would include all the product categories that are commingled; kitchenware, cutlery and cutting boards, bakeware, cookware and pantryware. Accordingly, in future filings, we will modify our disclosures to reflect three product categories, food preparation, tabletop and home décor and will provide the information required by paragraph 37 of SFAS 131 for these three product categories.

Form 10-Q for the Quarter Ended September 30, 2006

Note D – Convertible Debt, page 12

4.	We note your response to prior comment 6. You indicate that the conversion feature should not be bifurcated and separately accounted for as an embedded derivative because its meets the scope exception in paragraph 11(a) of SFAS 133. You base this conclusion, in part, on your analysis of paragraphs 12-32 of EITF 00-19. With respect to paragraph 19 of EITF 00-19, regarding the number of authorized but unissued shares available, please clarify the following:

•	In your Form 10-Q for the quarter ended September 30, 2006, you indicate that the purchase price for your Syratech acquisition, which you partially paid for in shares, is subject to change based on the finalization of post-closing working capital adjustments, which are currently in dispute with Syratech and will be subject to arbitration proceedings. Please tell us whether the additional purchase price will be paid in cash or shares. If it will be paid for in shares, please tell us your consideration of these additional shares that will be issued in determining that you have sufficient authorized shares.

•	We note your analysis of conversion rate adjustment 6 on page 12 of your response. Please clarify how you determined that the number of shares that can be issued are limited, as you believe the conversion factor is within your control. Based on the formula in section 12.04(f) of the convertible senior notes indenture, it appears that each variable in the formula would be determined by factors outside your control, including fair market value, which is defined in section 12.04(g) as the amount that a willing buyer would pay a willing seller in an arm’s length transaction. As such, please clarify the basis for your determination that the conversion factor is within your control. In addition please tell us your consideration of this conversion rate adjustment provision in determining that you have sufficient authorized shares.

The additional purchase price, if any, that the Company would be required to pay in connection with the Syratech acquisition would, pursuant to the Asset Purchase Agreement, be paid solely in cash.  Therefore no additional shares would be issued to satisfy the settlement of the final purchase price if any additional consideration must be paid.  Thus the settlement of the final purchase price does not impact the Company’s analysis of the Notes and the embedded conversion option under the provisions of EITF 00-19.

Section 12.04(f) of the Indenture provides for the conversion rate to be adjusted if someone other than the Company or one of its subsidiaries makes a payment in respect of a tender offer or exchange offer for common stock in which the board of directors is not recommending rejection of the offer. This anti-dilution provision is, except for the determination of the fair market value of the aggregate consideration payable to our shareholders based on the acceptance of all shares validly tendered or exchanged and not withdrawn (up to any maximum specified in the terms of the tender or exchange offer), which fair market value (as defined in Section 12.04(f)) is to be determined by the Company’s board of directors, formula driven and contains a number of restrictions including (i) the offeror’s ownership must exceed 25%, (ii) the consideration must exceed the last reported sales price of the common stock on the trading day next succeeding the last date on which the tender or exchange may be made, and (iii) a conversion rate adjustment will generally not be made if, as of the closing of the offer, the offering documents disclose a plan or an intention to cause the Company to consolidate or merge or a sale of its consolidated assets substantially in its entirety.

The Company concluded that an adjustment made to the conversion rate pursuant to this anti-dilution provision is within the Company’s control as such an adjustment could only occur if the above noted conditions are met and the board of directors is not recommending rejection of the offer made by a third-party.  Hence, no adjustment to the conversion rate will be made and no additional shares will be issued unless the offer is approved by the Company’s board of directors.  Accordingly, this contingent adjustment does not have an effect on the maximum number of shares into which the notes may be converted when analyzing the instrument under the criteria set forth in EITF 00-19.

Sincerely,
/s/ Robert McNally
Robert McNally Vice President - Finance